Exhibit 99.2
Form 51-102F3

Material Change Report

Item 1
Name and Address of Company

Digatrade Financial Corp.
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

Item 2
Date of Material Change

September 16, 2021

Item 3
News Release

September 16, 2021
Dissemination via Sedar and under Form 6-K on Edgar

Item 4
Summary of Material Change

DIGATRADE PROVIDES SEPTEMBER SHAREHOLDER UPDATE
“Securter IPO Update”

Item 5
Full Description of Material Change

5.1
Full Description of Material Change

Vancouver, British Columbia / ACCESSWIRE / September 16, 2021 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com, a financial technology services company, today provides the following update to shareholders regarding the current progress made by its equity investment partner Securter Systems Inc (“Securter”). Digatrade owns 4,396,000 (15.42%) of a total issued and outstanding of 28,506,000 shares of Securter Systems and the exclusive marketing and distribution rights to the technology for two key territories: South America and the United Kingdom.

On September 9, 2021; Brad Moynes was appointed as President of Securter Systems Inc. and will focus on corporate finance and the anticipated Securter Initial Public Offering “IPO”. The Securter IPO and the process to list on a recognized Canadian Stock Exchange is well underway and the required documentation is nearing completion.

On September 8, 2021 Securter closed its Crowdfunding campaign that provided $53,050 of funding and increased the shareholder based to over 125 investors. Securter continues to offer its unit private placement of shares priced at $0.10 per share with a 1:1 warrant exercisable at $0.25 for a period of two years to accredited investors.

The Securter Sedar profile has been created and all future material disclosure will be available to be viewed at the following link:

https://www.sedar.com/DisplayProfile.do?lang=EN&issuerType=03&issuerNo=00053196

More information will be made available when it materializes.

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system in South America. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER

Securter Systems, Inc. is developing proprietary, credit card payment platform to increase the security of online credit card payment processing, globally.  Securter technology (2nd stage) reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use.  Securter technology (2nd stage) also protects cardholder privacy by eliminating the need to distribute credit card details to 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation.   Securter technology can and will be integrated into complementary payment methods, including blockchain derivatives to come for independent platforms.  Securter has internal R&D capability and management to support Digatrade’s overall business mission.

5.2
Disclosure for Restructuring Transactions

None

Item 6
Reliance on subsection 7.1(2) of National Instrument 51-102

None

Item 7
Omitted Information

None

Item 8
Executive Officer

Brad J. Moynes, CEO
+1(604) 200-0071

Item 9
Date of Report

September 16, 2021